Exhibit 4.8

Dated 2007

DIAGEO North America, Inc. (1)

«Forename» «Surname» (2)

EMPLOYMENT AGREEMENT

Contents

Paragraph		Page

1	DEFINITIONS AND INTERPRETATION	1
2	APPOINTMENT	1
3	CONSIDERATION	2
4	DURATION OF THE EMPLOYMENT	2
5	SCOPE OF THE EMPLOYMENT	5
6	HOURS OF WORK	7
7	PLACE OF WORK	7
8	COMPENSATION AND BENEFITS	7
9	EXPENSES	8
10	VACATION	8
11	OTHER BENEFITS	8
12	RESTRICTIONS DURING THE EMPLOYMENT	9
13	DISCLOSURES TO THE COMPANY AND ASSIGNMENT OF TRADE SECRETS AND CONFIDENTIAL INFORMATION	9
14	CONFIDENTIALITY	10
15	NON-SOLICITATION AND NON-COMPETE	10
16	NOTICES	11
17	FORMER CONTRACTS OF EMPLOYMENT	12
18	CHOICE OF LAW AND ARBITRATION	12
19	GENERAL	12

i

This Agreement is made on                                       2006

Between

(1)                                  Diageo North America, Inc. (the “Company”) and

(2)                                  «Forename» «Surname» of «HomeAddress1», «HomeAddress2», «HomeAddress3», «HomeAddress4», «HomeAddress5» (Executive).

It is agreed

1                                          Definitions and Interpretation

1.1                                 In this Agreement, unless the context otherwise requires, the following expressions have the following meanings:

CEO means the Chief Executive Officer of Diageo North America, Inc. from time to time

Employment means the Executive’s employment under this Agreement

Group means the Company and the Group Companies

Group Company means any company which is for the time being a subsidiary or holding company of the Company and any subsidiary of any such holding company and for the purposes of this Agreement the terms subsidiary and holding company shall have the meanings ascribed to them by sections 736 and 736A Companies Act 1985 (and Group Companies shall be interpreted accordingly)

Last Date Worked means the last calendar day on which the Executive is engaged in activities as defined by Paragraphs 4.3 or  5 of this Agreement.  Such date is subject to the sole discretion of the Company.

Manager means «Line_Manager_Title» (or such other person as the Company may from time to time nominate and notify the Executive).

Remuneration Committee means the Remuneration Committee of the Diageo plc from time to time.

Salary means the salary referred to in clause 8.1

Termination Date means the date of the termination of the Employment.

1.2                                 References to Paragraphs and schedules are, unless otherwise stated, to Paragraphs of and schedules to this Agreement.

1.3                                 The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

2                                          Appointment

2.1                                 The Company appoints the Executive and the Executive agrees to act as «Job_Title» of the Company or in such other capacity of a like status as the Company from time to time reasonably directs, on the terms of this Agreement.

3                                          Consideration

The Company agrees that for my execution of this Agreement, I will receive the consideration outlined in the cover note attached hereto.

4                                          Duration of the Employment

4.1                                 Executive’s employment shall be subject to this Agreement from the date of execution (the “Start Date”) and shall end on such date on which Executive’s employment is terminated under Paragraph 4.2 of this Agreement.  Nevertheless, Executive shall be an at-will employee who may resign or be terminated at any time, with or without Cause (as defined below).  Nothing in this Agreement shall give Executive the right to continued Company employment.  Executive’s at-will status can only be altered by a written document signed by a duly authorized Company executive and Executive.

4.2                                 Termination of Employment

This Agreement and Executive’s employment relationship with the Company may be terminated under the following circumstances:

(a)                                  Death

In the event of the death of Executive, this Agreement and the employment relationship shall automatically terminate. In such event, the Company’s sole obligation shall be to pay the legal representative of Executive’s estate any unpaid portion of Executive’s annual Salary, expense reimbursements, and unused vacation days accrued through the date of death at the rate in effect at the time of death, and all other amounts owed, if any, under any compensation, retirement or benefits plans of the Company to which Executive is entitled as of the date of Executive’s death. Said payments shall be made within fifteen (15) days after the Company receives notice of the Executive’s death.  In addition, the legal representative of Executive’s estate shall be paid a prorated Incentive to the extent Executive is eligible at the time of death.

(b)                                 Disability

If Executive is absent from or unable to perform the Executive’s job duties for six (6) months during any twelve (12) month period because Executive is physically or mentally incapacitated so as to render Executive incapable of performing Executive’s usual and customary duties under this Agreement with reasonable accommodation, the Company may terminate this Agreement and the employment relationship.  In such event, the Company’s sole obligation shall be to pay Executive when due any unpaid portion of Executive’s annual Salary, expense reimbursements, and unused vacation days accrued through the date of termination at the rate in effect at the time the disability commenced (and as set forth in the applicable Disability Plan), and all other unpaid amounts, if any, under any compensation, retirement or benefit plans of the Company to which Executive is entitled as of the date the disability commenced.  Said payments shall be made at the time such payments would normally have been made.  In addition, Executive shall be paid a prorated Incentive to the extent Executive is eligible at the time the disability commenced.

(c)                                  Termination for Cause by the Company

The Company may terminate this Agreement and the employment relationship without notice at any time for Cause.  “Cause” shall include (i) gross insubordination; (ii) falsification of any work, personnel or other company records; (iii) unauthorized taking of company funds, property or unauthorized charges against the Company’s accounts (other than nominal charges inadvertently made and promptly repaid to the Company); (iv) refusal to perform Executive’s duties; (v) gross negligence in the performance of Executive’s duties; (vi) serious misconduct of any kind; (vii) breach of the Diageo Code of Conduct; (viii) conviction of the Executive of, or the entering of a plea of guilty or no contest by the Executive to, a felony involving moral turpitude; (ix) any other misconduct by Executive which impacts the

Executive’s ability to effectively perform Executive’s duties, unless such misconduct is, in the Company’s discretion, reasonably capable of cure and remains uncured by the Executive more than ten (10) days after having been given written notice thereof by the Company; or (x) material breach by Executive of this Agreement.

(d)                                 Termination Without Cause

The Company may terminate this Agreement and Executive’s employment without Cause at any ninety (90) days’ advance written notice to the Executive.  Executive may resign at any time in the absence of Good Reason and will provide ninety (90) days advance written notice to the Company.

(e)                                  Termination for Good Reason by Executive

Executive may terminate this Agreement and the employment relationship at any time for Good Reason on ninety (90) days’ advance written notice to the Company.  “Good Reason” shall mean: (i) elimination of the Executive’s position without being offered a comparable alternative position (a comparable position is an alternative executive level position within 90% of target cash compensation); or (ii) a reduction in Executive’s Salary.  Executive must give such notice within thirty (30) days of Company’s notification to Executive that his/her position is being eliminated or his/her Salary is being reduced, or else Executive waives his/her right to terminate for Good Reason.

(f)                                    Notice of Termination

Any termination of this Agreement and the employment relationship by either party hereto shall be communicated by the other in writing in accordance with the provisions of Paragraph 16, below.

(g)                                 Date of Termination

“Date of Termination” shall mean:  (i) if Executive’s employment is terminated because of death, the date of Executive’s death; (ii) if Executive’s employment is terminated for disability, the date Notice of Termination is given; (iii) if Executive’s employment is terminated for Cause pursuant to Paragraph 4.2(c), above, the date Notice of Termination is given; and (iv) if Executive’s employment is terminated pursuant to either Paragraph 4.2(d) or 4.2(e), above, the date specified in the Notice of Termination.

(h)                                 Compensation Upon Termination for Cause or Resignation Other than for Good Reason

If this Agreement and the employment relationship are terminated by the Company for Cause or by Executive for other than Good Reason, the Company’s sole obligation shall be to pay Executive when due any unpaid Salary, expense reimbursements, and unused vacation days accrued through the Date of Termination at the rate in effect at the date of termination, and all other amounts owed, if any, under any compensation, retirement or benefit plans of the Company to which Executive is entitled as of the date of Executive’s termination.

If this Agreement and the employment relationship are terminated by death or disability of Executive, the Company shall make the payments specified in Paragraphs 4.2(a) and 4.2(b), above.

(i)            Compensation Upon Termination without Cause

If this Agreement and the employment relationship are terminated by the Company without Cause or by Executive for Good Reason, then;

(i)                            the Company shall pay Executive when due any unpaid Salary, expense reimbursements, and unused vacation days accrued through the Date of Termination at the rate in effect at the Date of Termination, and all other amounts owed, if any, under any compensation, retirement or benefit plans of the Company to which Executive is entitled as of the Date of Termination; and

(ii)                         subject to and in exchange for a full and complete release approved by the Company, the Company shall pay a sum equal to «Termination_Payment» of Salary (including the Notice of Termination period) at the rate in effect at the time Notice of Termination is given, such amount to be paid in a lump sum payment.

(iii)                      If Executive elects to continue COBRA medical and/or dental coverage, the Company shall pay the cost of that coverage for a period of «COBRA» from the Date of Termination or until such time as Executive becomes eligible for coverage under comparable plans with a new employer, whichever occurs first.  Executive’s participation will cease in all of the Company’s other employee benefit plans.

Executive shall not be required to mitigate the amount of any payment or benefit provided for in this Paragraph 3 by seeking other employment or otherwise.  The amount of any such payments or benefits shall not be reduced by any compensation earned by Executive as the result of his or her employment with a subsequent employer or by retirement benefits, unless such employment is in violation of Paragraph 15 of this Agreement or Executive violates Paragraphs 13,14, or 15 of this Agreement.

4.3                                 At any time during any period of notice of termination served by the Executive or the Company, the Company shall have the right at its absolute discretion to assign no, reduced or alternative duties to the Executive (provided that any such duties shall be consistent with the Executive’s status) and shall be entitled to require the Executive to act at the direction of the Company including the right to exclude him/her from its premises, and/or remove him/her from office as a director of the Company and from any or all offices held by him/her in the Company or in any other Group Company and/or prevent the Executive from discussing its affairs with the Company’s or any other Group Company’s employees, agents, clients or customers.  The Executive agrees that during any period of notice given by either party, Executive will give the Company or such person nominated by it all assistance and co-operation in effecting a smooth and orderly handover of his/her duties as the Company may require.   If the Company shall exercise its right under this Paragraph, the Executive’s entitlement to Salary and other contractual benefits shall continue, subject to the rules of any relevant benefit plans.  For the avoidance of doubt, at all times during any period of notice of termination served in accordance hereunder, the Executive shall continue to be bound by the same obligations as were owed to the Company prior to the commencement of the notice period.

4.4                                 The Executive represents and warrants that he/she is not bound by or subject to any court order, agreement, arrangement or undertaking, which in any way restricts or prohibits him/her from entering into this Agreement or from performing his/her duties under it.

5                                          Scope of the Employment

5.1                                 During the Employment the Executive shall:

(a)                                  devote the whole of his/her time, attention and skill to the business and affairs of the Company during the hours of work described in Paragraph 6.1 except during holidays and periods of absence due to ill health;

(b)                                 faithfully, competently and diligently perform such duties and exercise such powers consistent with his/her position as may from time to time be assigned to or vested in him/her or her by the Company.  Such powers and duties may exceptionally fall outside the normal ambit of the Executive’s position but will not be duties inappropriate to the Executive’s status;

(c)                                  use his/her best endeavours to promote and maintain the interests and reputation of the Company;

(d)                                 report to his/her Manager;

(e)                                  obey the reasonable and lawful directions of the Company and, in particular, his/her Manager;

(f)                                    comply with all the Company’s rules, regulations, policies and procedures from time to time in force including but not limited to the Diageo Code of Business Conduct;

(g)                                 travel to such places (within or outside the United Kingdom and the United States) in such manner and on such occasions as the Company may from time to time reasonably determine;

(h)                                 refrain from doing or permitting any matter which causes any regulatory authority in the United Kingdom, United States or elsewhere to withdraw permission or in any way prevent the Company from employing or otherwise using the services of the Executive;

(i)                                     not at any time without the prior consent of his/her Manager incur on behalf of the Company or any Group Company any capital expenditure in excess of such sum as may be authorized from time to time by his/her Manager or enter into on behalf of the Company or any Group Company any commitment, contract or arrangement, that is otherwise than in the normal course of business or is outside the scope of his/her normal duties or is of an unusual or onerous or long term nature;

(j)                                     not without the prior consent of his/her Manager seek or accept from any actual or prospective customer, controller or supplier of the Group any gift, gratuity or benefit which breaches the Company’s Code of Conduct and, in particular, the provisions of that Code relating to Acceptance of Entertainment and Gifts.  In case of doubt, the Executive shall consult his/her Manager in relation to these matters; and

(k)                                  keep his/her Manager at all times promptly and fully informed (in writing if so requested) of his/her conduct of the business of the Company and any Group Company and provide such explanations in connection with it as the Company and, in particular, his/her Manager may require.

5.2                                 The Company shall be entitled at any time to require the Executive to perform duties consistent with his/her role and status not only for the Company but also for any Group Company including, if so required, acting as a director of any Group Company.  The Company may at its sole discretion transfer this Agreement to any Group Company at any time.

5.3                                 The Company has implemented a Global Computer Usage, Email and Internet Policy, Alcohol Policy, Drugs/Solvent Abuse and Dependency Policy, Expenses Policy and Mobile Phones Policy, and others posted on Diageo One, which the Executive is obliged to comply with at all times during the Executive’s employment.  In particular, the Executive’s attention is drawn to the sections of the Global Computer Usage, Email and Internet Policy, which indicate that the Company may from time to time monitor the Executive’s use of its communication systems, namely its computer systems and telephones.  The Executive acknowledges that the Company has a legitimate interest in carrying out this monitoring and that, by signing this Agreement, the Executive consents to it.

6                                          Hours of work

6.1                                 The normal business hours of the Company are as set out in the relevant Company policy.  However, the Executive shall be required to work such hours as are necessary to fulfill his/her duties under this Agreement.  No payment will be made for any additional hours worked by the Executive.

7                                          Place of work

7.1                                 The Executive’s place of work will initially be the Company’s offices at, «WorkAddress1», «WorkAddress2», «WorkAddress3», «WorkAddress4» but the Company may require the Executive to work at any other location for such periods as the Company may from time to time require.

8                                          Compensation and Benefits

8.1                                 Executive’s annual base salary shall be «Currency»«Salary» per annum, subject to periodic increases in accordance with the Company’s Rewards policy (such annual base salary as adjusted shall be referred to as “Salary”).

8.2                                 Executive shall be eligible for an annual incentive (“Incentive”) in accordance with terms and conditions of the Company’s Annual Incentive Plan (“AIP”).  Executive’s AIP eligibility is subject to change in accordance with Plan Amendments.    Executive will also be eligible to participate in the following plans in accordance to the terms of such plans:

(a)                                  Diageo Deferred Compensation Plan;

(b)                                 «OPTION_SCHEME»; and/or

(c)                                  Diageo Long Term Incentive Plan (The TSR Plan);

The Executive’s participation in such plans is at the discretion of the Company.  If the Company shall make a payment or grant an award under such plans and/or schemes in any one year, this shall not give rise to a contractual entitlement to a payment or award in future years.  Any awards granted under these plans will be subject to the terms and conditions of such plans.  Further, the Company may at its discretion reduce the Executive’s participation in the incentive schemes at (b) and (c) above in the event that he/she fails to satisfy the minimum shareholding requirement (based on his/her salary and length of service) applicable to him/her which will be notified to him/her from time to time.

8.3                                 The Executive shall hold such offices of the Company and any Associated Company for such periods as the Company may require from time to time.  The Salary shall be inclusive of any fees to which the Executive may be entitled as a director of the Company or any Group Company.  The Executive agrees to pay to the Company or direct that the Company is paid all such fees received by him/her.

8.4                                 Payment of the Salary to the Executive shall be made either by the Company or by a Group Company and, if by more than one company, in such proportions as his/her Manager may from time to time think fit.

8.5                                 The Company shall be entitled to deduct from any sum due to the Executive under the terms of this Agreement any monies that are owed by the Executive to the Company.

9                                          Expenses

9.1                                 The Company shall reimburse the Executive in respect of all reasonable expenses wholly, exclusively and necessarily incurred by him/her in the proper performance of his/her duties, subject to his/her providing such receipts or other appropriate evidence as the Company may require.

9.2                                 The Executive may be issued with a company credit card on condition that he/she:

(a)                                  takes good care of such card and immediately reports any loss of it to the Company;

(b)                                 uses the card only for the purposes of the Company’s business or the business of a Group Company in accordance with any applicable Company policy; and

(c)                                  returns the card immediately to the Company on request.

10                                    Vacation

10.1                           In the respective vacation years in which the Employment commences or terminates, the Executive’s entitlement to vacation shall accrue on a pro rata basis for each completed calendar month of service during the relevant year.  Executive’s entitlement shall be governed by the Company’s vacation policy.

10.2                           If, on the termination of the Employment, the Executive has exceeded his/her accrued vacation entitlement, the value of such excess, calculated by reference to Paragraph 10.1 and the Salary, may be deducted by the Company from any sums due to him/her.  If the Executive has any unused vacation entitlement, the Company shall at its discretion either require the Executive to take such unused vacation during any notice period or make a payment to him/her in lieu of it (calculated in accordance with the Executive’s then rate of pay) provided always that if the Employment is terminated pursuant to Paragraph 4.2(c) then, subject to the Regulations, the Executive shall not be entitled to any such payment.  For these purposes, salary in respect of one day’s vacation entitlement shall be calculated as 1/261 of Salary.  This clause will be applied in a manner that is consistent with state and local laws.

10.3                           Vacation days must be used during the year for which they are accrued and may not carry over past January 31 of the following year, except to the extent that applicable state law provides otherwise.  Executive may only accrue vacation up to the total maximum number of vacation days for which he/she is eligible in that year.  Once Executive accrues the maximum number of vacation days, he/she stops accruing until he or she takes vacation.

11                                    Other Benefits

11.1                           Executive shall participate in the benefit plans of the Company as described in Exhibit 1 hereto.  Such benefits shall be subject to and governed by the terms of the applicable plans.  In accordance with Company policy on medical examination, the Executive will be entitled to an annual medical examination and test by a medical practitioner nominated by the Company.  The Company may also require you at any time to submit to a medical examination with such frequency as is reasonable.  You will permit the results of such medical examinations to be disclosed to the Company.

11.2                           The Company shall pay on the Executive’s behalf the annual subscription fees for one professional body relevant to the Employment.

12                                    Restrictions during the Employment

12.1                           During the Employment the Executive shall not directly or indirectly be employed, engaged, concerned or interested in any activity that his/her Manager reasonably considers may be, or become, harmful to the interests of the Company or of any Group Company or that might reasonably be considered to interfere with the performance of the Executive’s duties under this Agreement.

12.2                           Paragraph 12.1 shall not apply:

(a)                                  to the Executive holding (directly or through nominees) investments listed on the Official List of London Stock Exchange plc or in respect of which dealing takes place in the Alternative Investment Market or any recognized stock exchange as long as he/she does not hold more than 3 per cent of the issued shares or other securities of any class of any one company; or

(b)                                 to any act undertaken by the Executive with the prior written consent of his/her Manager.

12.3                           The Executive shall comply with every rule of law (including but not limited to the insider dealing provisions contained in Part V of the Criminal Justice Act 1993), the UK Listing Authority’s listing rules’ Model Code for transactions in securities by directors of listed companies, certain employees and persons connected with them and every regulation of the Company for the time being in force in relation to dealings in shares or other securities of the Company or any Group Company.  Under Rule 6 of the Model Code, the person to whom notice should be given and from whom acknowledgement must be received before the Executive may deal in securities shall be the Company Secretary of the Company from time to time or such other person as shall be notified to the Executive.  The Executive also acknowledges that under the provisions of the Model Code the Executive must seek to ensure compliance with the Model Code by persons connected with the Executive (within the meaning of section 346 of the Companies Act 1985) including, without limitation, the Executive’s spouse and dependent children, and by investment managers acting on the Executive’s behalf or on behalf of connected persons.  The Executive undertakes to procure that dealings by or on behalf of such persons are in compliance with the Model Code.

13                                    Disclosures to the Company and Assignment of Trade Secrets and Confidential Information

Executive agrees that with respect to any and all confidential knowledge or information with respect to the operations, finances, organization or employees of the Company or any Group Company  (“Company” as defined in this paragraph only), including, without limitation, information about Company’s contract strategy, allocation of financial resources, financial plans and strategies, policies and negotiation strategies or plans with distributors or brokers, existing contracts and contracts under negotiation, products under development, product launch strategies, identities and capabilities of key personnel, margin and non-public financial information and Company strategies to which Executive became privy by reason of Executive’s participation in the North American and/or Global Executive teams (“Confidential Information”) or with respect to confidential or secret processes, services, techniques, customers or plans with respect to the Company (“Trade Secrets”) and other works made or conceived by the Executive while employed by the Company (or within nine months of the termination of the Executive’s employment if based on or related to Trade Secrets or Confidential Information), whether solely or jointly with any other person or organization, during or after regular hours of employment (“Works”):

(i)                                     Executive will disclose promptly to the Company all such Trade Secrets, Confidential Information and other Works.

(ii)                                  Executive will execute and promptly deliver to the Company (at the Company’s expense) such written instruments and do such other acts as may be required to patent, copyright or otherwise protect such Trade Secrets, Confidential Information and other Works, and any documentation or other materials pertaining thereto, and to vest the entire right and title thereof in the Company.  All such Trade Secrets, Confidential Information and other Works, together with any documentation or other materials pertaining thereto, shall be considered work made for hire and prepared by Executive within the scope of Executive’s employment by the Company.

(iii)                               The Company shall have the perpetual and unlimited right, without cost, to use in its business and to sublicense and assign, in whole or in part, any of such Trade Secrets, Confidential Information or other Works, and to make, use and sell any and all products, processes, research and services derived from any of such Trade Secrets, Confidential Information or other Works.  This includes, but is not limited to, using, making and selling products, processes and/or services derived from such Trade Secrets, Confidential Information or other Works.

14                                    Confidentiality

In consideration of employment by the Company, Executive agrees that during the term of Executive’s employment with the Company, and at any time after that employment terminates, Executive will not, without the Company’s prior written consent, directly or indirectly, at any time, (i) disclose to any third party or entity any Trade Secrets or other proprietary or Confidential Information pertaining to the Company or any Group Company or use any such secrets or information without the prior written consent of the CEO of the Company; or (ii) otherwise violate Paragraph 14 of this Agreement.

14.1                           The Executive acknowledges that all books, notes, memoranda, records, lists of customers and suppliers and employees, correspondence, documents, computer and other disks and tapes, data listings, codes, designs and drawings and other documents and material whatsoever (whether made or created by the Executive or otherwise) relating to the business of the Company or any Group Company (and any copies of the same), whether or not such material is Trade Secrets or Confidential Information:

(a)                                  shall be and remain the property of the Company or the relevant Group Company; and

(b)                                 shall be handed over by the Executive to the Company or to the relevant Group Company on demand and in any event on the termination of the Employment and the Executive shall certify that all such property has been handed over on request by the Company.

Provided that following the termination of the Employment, the Executive shall be provided with reasonable access to Board Minutes and agendas of the Company or any Group Company relating to a period during which he/she was a director of the Company or such Group Company, which shall nevertheless remain confidential.

15                                    Non-Solicitation and Non-Compete.

Executive agrees that while employed with the Company, and for a period of nine (9) months following the Date of Termination with the Company, Executive shall not, except on behalf of the Company:

•                  solicit the business services of any employee of the Company, any Group Company or any joint venture company (collectively “the Company” for this paragraph) or induce in any manner any employee of the Company or its affiliates at the Date of Termination, or who shall subsequently become an employee, to terminate his/her employment or association with the Company.

•                  perform executive or managerial, services in sales or operations, or be engaged, concerned or interested in the business Anheuser Busch Cos Inc., Bacardi Limited, Fortune Brands, «Extra_Non_Compete_Company» Pernod Ricard, or any entity resulting from a merger with or combination of the foregoing entities.  The Company may notify the Executive from time to time of additions to the foregoing list of companies, which are similar to and compete with any business being carried on by the Company or by any Group Company.

Executive recognizes and agrees that the foregoing restrictions are reasonable and necessary to protect the Company’s trade secrets and that they do not foreclose Executive from working in the adult beverages industry but only from working in those portions of the industry that will necessarily place the Company’s Confidential Information and Trade Secrets at the greatest risk of use or disclosure.

The Company and Executive further acknowledge that the time, scope, geographic area and other provisions of Paragraphs 13, 14 or 15 have been specifically negotiated by sophisticated, commercial parties and agree that all such provisions are reasonable under the circumstances of the activities contemplated by this Agreement.  In the event that the agreements in Paragraphs 13, 14 or 15 shall be determined by any court of competent jurisdiction to be unenforceable by reason of their extending for too great a period of time or over too great a geographical area or by reason of their being too extensive in any other respect, they shall be interpreted to extend only over the maximum period of time for which they may be enforceable and/or over the maximum geographical area as to which they may be enforceable and/or to the maximum extent in all other respects as to which they may be enforceable, all as determined by such court in such action.  Violations of Paragraphs 13, 14 or 15 of this Agreement will cause the Company irreparable harm for which there is no adequate remedy at law, and as a result, the Company shall be entitled to the issuance of an injunction, restraining order or other equitable relief without bond by a Court of competent jurisdiction restraining Executive from committing or continuing any such violation.  Any right to obtain an injunction, restraining order or other equitable relief hereunder shall not be deemed a waiver of any right to assert any other remedy the Company may have at law or in equity.

16                                    Notices

Any notice to be given hereunder shall be in writing and shall be addressed to the party concerned at the address indicated below or to such other address as such party may subsequently give notice of hereunder or to the Company in writing:

Executive:                                                                                          «Forename» «Surname»
«HomeAddress1»,
«HomeAddress2»,
«HomeAddress3»,
«HomeAddress4»,
«HomeAddress5»

Company:                                                                                        Senior Vice President, HR
Diageo North America, Inc.
801 Main Avenue
Norwalk, CT  06851

Any notice delivered personally or by courier under this Paragraph 16 shall be deemed given on the date delivered, and any notice sent by facsimile or registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date the facsimile transmission is completed or the return receipt is signed.

17                                    Former contracts of employment

17.1                           This Agreement shall be in substitution for any previous contracts, whether by way of letters of appointment, agreements or arrangements, whether written, oral or implied, relating to the employment of the Executive, which shall be deemed to have been terminated by mutual consent as from the date of this Agreement and the Executive acknowledges that he/she has no outstanding claims of any kind against the Company or any Group Company in respect of any such contract.

17.2                           For the avoidance of doubt, this clause shall not affect benefits that have already accrued to the Executive prior to the date hereof under any pre-existing scheme or arrangement by virtue of which he/she was entitled to benefits.

18                                    Choice of Law and Arbitration

18.1                           This Agreement, and the interpretation thereof, shall be governed by the laws of the State of Connecticut without regard to its conflict of law rules and shall be deemed to have been made in the State of Connecticut.

18.2                           The Company and Executive mutually consent to the resolution by arbitration of all claims or controversies, whether or not arising out of Executive’s employment or its termination, that Executive may have against the Company, or against its directors, officers, employees or agents, or that the Company may have against Executive.

Executive and the Company agree that any arbitration shall be in accordance with the then-current employment arbitration procedures of the American Arbitration Association before an arbitrator who is licensed to practice law.  The arbitration shall take place in City, State of Executive’s work location unless Executive and the Company both consent to an alternate location.  Executive and the Company further agree that arbitration is the exclusive and binding remedy for any such dispute and will be used instead of any court action, which is hereby expressly waived, except for any request by either party for temporary or preliminary injunctive or other equitable relief pending arbitration in accordance with applicable law or an administrative claim with an administrative agency.

19                                    General

19.1         Resignation of Offices

Upon termination of this Agreement and the employment relationship for any reason, Executive shall immediately resign from all directorships and officerships held in the Company and any Group Company.

19.2         Return of Company Property

Upon termination of this Agreement and the employment relationship for any reason, Executive shall promptly return all Company property in his/her possession, including but not limited to, Company Confidential Information and Trade Secrets, computer hardware/software, credit and telephone cards, access cards and keys, Company cars, PDAs and cellular phones.

19.3         Indemnification

The Company shall indemnify Executive in his/her capacity as an officer or director of the Company and any Group Company to the fullest extent permitted under the corporate laws of the State of Connecticut.

19.4         Withholdings

All payments to Executive under this Agreement shall be reduced by all applicable withholdings required by federal, state or local law.

19.5         Cooperation In Investigations

Executive promises to cooperate fully in any investigation that the Company undertakes into matters occurring during Executive’s employment with the Company or any Group Company. The Company will reimburse Executive for reasonable expenses incurred in accordance with its Travel and Expense Policy.

19.6         Amendment or Modification Waiver

No provision of this Agreement may be amended, changed, modified or waived unless such amendment, change, modification or waiver is agreed to in writing, signed by Executive and by a duly authorized officer of the Company.  No waiver by any party hereto of any breach by another party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

19.7         Severability

If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable, shall not be affected thereby, and each provision hereof shall be validated and shall be enforced to the fullest extent permitted by law.

19.8         Survivorship

The provisions set forth in Paragraphs 13, 14, 15, 18, and 19.5 hereof shall remain in full force and effect after the termination of this Agreement notwithstanding the termination of this Agreement.

19.9         Successors: Non-Assignability of Agreement

Neither this Agreement nor any rights or obligations hereunder may be assigned by either party hereto without the express written consent of the other, except that this Agreement shall be binding upon and inure to the benefit of any successor to the Company, whether by merger, consolidation, sale or transfer of assets or otherwise, and any reference herein to the Company shall be deemed to include any such successor.

Executed by the Company	)
acting by two directors or by a	)	Director
director and its secretary	)
)
	)	Director/Secretary

Executed by the Executive	)
in the presence of	)
)

Signature of witness

Name

Address

Exhibit 1

You are entitled to participate in the following plans and programs subject to the plan documents of each as amended from time to time.

SUMMARY OF BENEFIT PLANS AND PROGRAMS

RETIREMENT PROGRAMS

•                  Diageo, NA, Inc. Savings 401(K) Plan

•                  Diageo, NA, Inc. Cash Balance Plan (Pension)

•                  Diageo, NA, Inc. Benefit Supplement Plan (Pension)

•                  Diageo, NA, Inc. Deferred Compensation Plan

FINANCIAL PLANNING & SUPPORT PROGRAMS

•                  Financial Counseling

•                  Estate Planning

•                  Tax Preparation

WELFARE BENEFIT PROGRAMS

•                  Medical

•                  Dental

•                  Vision

•                  Life Insurance and AD&D

•                  Disability Insurance

OTHER PROGRAMS

•                  Perquisite Allowance

•                  Flexible Spending Accounts (FSA)

•                  Vacation and Vacation Buy

•                  Brand Ambassador Program